

Mail Stop 4720

August 31, 2017

Mark K. Hardwick
Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305-2814

> **Re:** **First Merchants Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 000-17071**

Dear Mr. Hardwick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services